SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission file number 1-14706

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(State or Other Jurisdiction of

Incorporation or Organization)

Walker House, Mary Street

P.O. Box 908GT

George Town, Grand Cayman

(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(Address of Registrant’s U.S. Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Produce Appoints New Independent Director

CORAL GABLES, Fla. – November 30, 2007 – Fresh Del Monte Produce Inc. (NYSE: FDP), today announced that its Board of Directors has appointed Dr. Elias K. Hebeka to serve as a director to the Company until the 2008 Annual General Meeting of Shareholders when he will be considered for election to the board by the Company’s shareholders. Dr. Hebeka’s appointment increases the board to nine members, five of whom are independent directors. Dr. Hebeka is currently serving as a consultant to several organizations and companies, including The World Bank and Callaway Golf.

Dr. Hebeka has previously held various senior executive management and academia positions. At Revlon Inc. he served as President Worldwide Operations and Technical Affairs, Executive Vice President, Operations Worldwide, and Executive Vice President, Operations. Prior to joining Revlon, Dr. Hebeka was President and Chief Executive Officer of Liberty Science Center and he held various management positions with Warner Lambert Company for over 25 years. Prior to his business career, Dr. Hebeka served as a Professor at the University of Cairo. He currently serves as a Vice Chair of the board of trustees with The American University in Cairo. Dr. Hebeka also serves on the boards of two non-profit organizations.

Mohammad Abu-Ghazaleh, Fresh Del Monte’s Chairman and Chief Executive Officer, said, “Dr. Hebeka brings to Fresh Del Monte a wealth of academia and business experience. He has a tremendous amount of international business knowledge and his extensive familiarity and insight into emerging markets will be of great value to Fresh Del Monte in achieving its global growth strategy.”

Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared food in Europe, Africa and the Middle East. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product innovation, quality, freshness and reliability for over 100 years.

FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Annual Report on Form 20-F for the year ended December 29, 2006.

Note to the Editor: This release and other press releases are available on the Company’s web site, www.freshdelmonte.com.

Contact:	Christine Cannella
Assistant Vice President Investor Relations
305-520-8433

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: December 3, 2007	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer